UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): April 26, 2011

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On April 26, 2011, Ashland Inc. ("Ashland") announced its second quarter results, which are discussed in more detail in the news release attached hereto as Exhibit 99.1, which is incorporated by reference into this Item 2.02.

The information in this report, being furnished pursuant to Item 2.02 of Form 8-K, shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section, and is not incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits

(d)   Exhibits

99.1   News Release dated April 26, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ASHLAND INC.
(Registrant)

April 26, 2011   /s/ Lamar M. Chambers

Lamar M. Chambers
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

99.1   News Release dated April 26, 2011.

EXHIBIT 99.1

News Release **ASHLAND**

FOR ADDITIONAL INFORMATION:
Media Relations: Investor Relations:
Jim Vitak   David Neuberger
(614) 790-3715   (859) 815-4454
jevitak@ashland.com daneuberger@ashland.com

FOR IMMEDIATE RELEASE
April 26, 2011

Ashland Inc. reports preliminary Q2 results: $1.20 EPS from continuing operations; adjusted EPS of 86 cents excluding key items

COVINGTON, Ky. – Ashland Inc. (NYSE: ASH) today announced preliminary[1] results for the quarter ended March 31, 2011, the second quarter of its 2011 fiscal year.

Quarterly Highlights

(in millions except per-share amounts)	Quarter Ended March 31,			
	2011		2010	
Operating income	$	122	$	132
Key items*		6		-
Adjusted operating income*	$	128	$	132
Adjusted EBITDA*	$	192	$	199
Diluted earnings per share (EPS)				
From net income	$	4.39	$	0.27
From continuing operations	$	1.20	$	0.07
Key items*		(0.34)		0.77
Adjusted EPS from continuing operations*	$	0.86	$	0.84
Cash flows provided by operating activities				
from continuing operations	$	114	$	193
Free cash flow*		72		149
* See Tables 5, 6 and 7 for definitions and U.S. GAAP reconciliations.				

Fiscal Second-Quarter GAAP[2] Results

For its 2011 second quarter, Ashland reported sales of $1,557 million, operating income of $122 million, income from continuing operations of $96 million ($1.20 per share) and net income of $353 million ($4.39 per share). Net income included income from discontinued

– more –

operations of $257 million aftertax ($3.19 per share), primarily related to the sale of Ashland Distribution, which closed on March 31, 2011. Cash flows from operating activities from continuing operations amounted to $114 million.

Adjusted Results

Ashland Distribution's results have been excluded from continuing operations; however, certain costs previously allocated to Distribution remain in continuing operating income for all periods and are classified within Ashland's selling, general and administrative expenses. On this basis and adjusting for the impact of key items in both the current and prior-year quarters, Ashland's results for the March 2011 quarter as compared with the March 2010 quarter were as follows:

- sales increased 9 percent to $1,557 million;
- adjusted operating income was $128 million versus $132 million in the prior year;
- adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) were $192 million versus $199 million a year ago; and
- adjusted EPS from continuing operations increased 2 percent to 86 cents.

Key Items

In total, three key items had a net favorable EPS impact on continuing operations of 34 cents in the March 2011 quarter:

- a $5 million (6 cents negative EPS impact) aftertax expense for accelerated depreciation related to capacity reductions at Ashland Performance Materials;
- a $7 million (9 cents negative EPS impact) aftertax expense related to accelerated amortization of debt-issuance costs due primarily to the payoff of Ashland's Term Loan A facility; and
- a $39 million (49 cents positive EPS impact) net tax benefit resulting from the release of certain state deferred-tax valuation allowances and the expected repatriation of offshore proceeds from the sale of Ashland Distribution.

In the year-ago quarter, two key items had a net unfavorable EPS impact of 77 cents. Refer to Table 5 of the accompanying financial statements for details of key items in both periods.

Performance Summary

Commenting on Ashland's second-quarter results, Chairman and Chief Executive Officer James J. O'Brien said, "I am encouraged by our progress in two key areas. First, volumes and sales grew by 5 percent and 9 percent, respectively, over the prior-year quarter. Second, our pricing actions enabled us to maintain overall margins sequentially despite a significant increase in raw material costs. Due to the general success of our ongoing pricing efforts against these headwinds, we were able to generate $192 million of EBITDA and $72 million of free cash flow during the March 2011 quarter."

Business Performance

In order to aid understanding of Ashland's ongoing business performance, the results of Ashland's business segments are presented on an adjusted basis and EBITDA is reconciled to operating income in Table 7 of this news release.

Ashland Aqualon Functional Ingredients recorded sales of $270 million in the March 2011 quarter. Excluding amounts associated with the Pinova business divested in January 2010, sales improved 17 percent and volumes grew 7 percent over the prior March quarter, reflecting growth in all end markets. Sequentially, sales and volumes grew 25 percent and 11 percent, respectively. Gross profit as a percent of sales was 33.7 percent in the March 2011 quarter versus 34.9 percent in the year-ago quarter. However, gross profit as a percent of sales increased by 250 basis points sequentially, due to strong volume gains and ongoing pricing actions. These actions generated a nearly $20 million increase in selling prices during the March quarter. Selling, general and administrative and research-and-development (SG&A) expenses were up only 2 percent over the prior-year quarter, despite the significant growth in volume and sales. In total, Functional Ingredients' EBITDA in the March 2011 quarter increased 10 percent over the prior-year quarter, to $64 million, and was up nearly 50 percent sequentially. EBITDA for the March 2011 quarter equaled 23.7 percent of sales as compared with 24.2 percent in the prior March quarter and 19.9 percent in the December 2010 quarter.

Ashland Hercules Water Technologies' sales were $471 million in the March 2011 quarter, up 5 percent over the year-ago quarter and up 4 percent sequentially. Gross profit as a percent of sales of 31.3 percent was 320 basis points below the year-ago quarter, but down only 30 basis points sequentially despite a sizeable increase in raw material costs. Water Technologies continues to implement price increases in order to restore previously lost margins. SG&A expenses declined 2 percent versus the prior-year quarter, but were up 3 percent sequentially. In total, Water Technologies' EBITDA of $47 million was 10 percent below the prior-year quarter, but increased 4 percent sequentially. EBITDA amounted to 10.0 percent of sales in the March 2011 quarter, as compared with 11.6 percent in the prior-year quarter and 10.0 percent in the December 2010 quarter.

Ashland Performance Materials achieved sales growth of 7 percent over the year-ago March quarter, to $325 million. Two recent transactions affect comparisons between periods:

the April 2010 purchase of Ashland's partner's 50-percent interest in Ara Quimica and the December 2010 formation of the global ASK Chemicals joint venture. Excluding the effects of these transactions, sales were up 23 percent over the prior year. On this same basis, volume increased 12 percent over the year-ago quarter and 14 percent sequentially, in excess of normal seasonality. Gross profit as a percent of sales of 13.9 percent, which excludes key items, declined versus both the March and December 2010 quarters. The gross margin decrease partially reflects the effects of the joint venture, as well as higher raw material costs in the March 2011 quarter. Pricing actions continue to be announced in order to restore compressed margins. Overall, Performance Materials' EBITDA of $20 million grew 11 percent over the prior-year quarter, but was down 23 percent sequentially. EBITDA as a percent of sales was 6.2 percent, a 30-basis-point improvement over the year-ago quarter, but a 180-basis-point decline sequentially.

Ashland Consumer Markets' sales of $491 million increased 14 percent over the year-ago March quarter on 3-percent growth in lubricant volume and ongoing pricing efforts. All market channels showed solid sales growth over the prior year. Sequentially, sales grew 12 percent and lubricant volume increased 11 percent, in line with normal seasonality. Gross profit as a percent of sales fell 370 basis points versus the March 2010 quarter and 160 basis points sequentially to 29.3 percent, due to increased raw material costs during the quarter. Consumer Markets announced an 8-percent price increase in January that did not begin to take effect until late in the March quarter. SG&A expenses rose 10 percent over the year-ago quarter and 13 percent sequentially, partially due to a larger investment in advertising and promotion. In total, Consumer Markets' March 2011 quarter EBITDA was $71 million, 9 percent below the year-ago quarter and 4 percent below the December 2010 quarter. The EBITDA margin was 14.5 percent for the March 2011 quarter, 360 basis points below the prior year and down 230 basis points sequentially.

After excluding key items, Ashland's effective tax rate for the March 2011 quarter was 32 percent.

Outlook

Commenting on Ashland's outlook, O'Brien said, "Three of our four commercial units have been repeatedly successful in recovering raw material costs, and we expect this to continue. While Water Technologies has lagged in its cost recovery, several changes were made during the quarter that will enable improved performance going forward. This includes a more rigid pricing process, as well as improved tools for price and cost analysis."

Noting the recent actions by Ashland's board of directors, O'Brien continued, "The board authorized a $400 million stock repurchase program at its March meeting. Purchasing under this program began in April. In addition, the board indicated its intention to increase the dividend by 10 cents per share annually, a roughly 17-percent increase over the current level. We expect this to occur with the June dividend payment."

In summary, O'Brien said, "We have made great strides in accomplishing our transformation to a specialty chemical company. We completed the sale of Ashland Distribution at the end of March, bringing this important strategic step for Ashland to a successful conclusion. We now have four businesses with strong market positions that are performing reasonably well under difficult conditions. Given our strong cash-generating capabilities, significant liquidity and debt capacity, we are well-positioned to take advantage of the most value-creating opportunities for our shareholders."

Conference Call Webcast

Today at 9 a.m. EDT, Ashland will provide a live webcast of its second-quarter conference call with securities analysts. The webcast and supporting materials will be accessible through Ashland's website at http://investor.ashland.com. Following the live event, an archived version of the webcast and supporting materials will be available for 12 months.

Use of Non-GAAP Measures

This news release includes certain non-GAAP measures. Such measurements are not prepared in accordance with GAAP and should not be construed as an alternative to reported results determined in accordance with GAAP. Management believes the use of such non-GAAP measures assists investors in understanding the ongoing operating performance of the company and its segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP amounts have been reconciled with reported GAAP results in Tables 5, 6 and 7 of the financial statements provided below.

About Ashland

In more than 100 countries, the people of Ashland Inc. (NYSE: ASH) provide the specialty chemicals, technologies and insights to help customers create new and improved products for today and sustainable solutions for tomorrow. Our chemistry is at work every day in a wide variety of markets and applications, including architectural coatings, automotive, construction, energy, personal care, pharmaceutical, tissue and towel, and water treatment. Visit www.ashland.com to see the innovations we offer through our four commercial units –

Ashland Aqualon Functional Ingredients, Ashland Hercules Water Technologies, Ashland Performance Materials and Ashland Consumer Markets (Valvoline).

- 0 -

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based upon a number of assumptions, including those mentioned within this news release. Performance estimates are also based upon internal forecasts and analyses of current and future market conditions and trends (including the ability to recover raw-material cost increases through price increases); management plans and strategies; operating efficiencies and economic conditions; and legal proceedings and claims (including environmental and asbestos matters). Other risks and uncertainties include those that are described in filings made by Ashland with the Securities and Exchange Commission, including its most recent Forms 10-K and 10-Q, which are available on Ashland's website at http://investor.ashland.com or at www.sec.gov. Ashland believes its expectations are reasonable, but cannot assure they will be achieved. Forward-looking information may prove to be inaccurate, and actual results may differ significantly from those anticipated. Ashland is not obligated to subsequently update or revise the forward-looking statements made in this news release.

[1] **Preliminary Results**
Financial results are preliminary until Ashland's quarterly report on Form 10-Q for the quarterly period ended March 31, 2011, is filed with the U.S. Securities and Exchange Commission.

[2] Generally accepted accounting principles (U.S.)

Ashland Inc. and Consolidated Subsidiaries   Table 1
STATEMENTS OF CONSOLIDATED INCOME
(In millions except per share data - preliminary and unaudited)

	Three months ended March 31		Six months ended March 31	
	2011	**2010**	**2011**	**2010**
SALES	$ 1,557	$ 1,423	$ 2,989	$ 2,748
COSTS AND EXPENSES				
Cost of sales	1,135	992	2,174	1,899
Selling, general and administrative expense	292	293	577	577
Research and development expense	22	20	43	40
	1,449	1,305	2,794	2,516
EQUITY AND OTHER INCOME	14	14	26	27
OPERATING INCOME	122	132	221	259
Net interest and other financing expense (a)	(39)	(103)	(66)	(145)
Net gain (loss) on acquisitions and divestitures	-	(5)	21	(5)
Other income	-	-	-	1
INCOME FROM CONTINUING OPERATIONS				
BEFORE INCOME TAXES	83	24	176	110
Income tax benefit (expense)	13	(18)	(18)	(40)
INCOME FROM CONTINUING OPERATIONS	96	6	158	70
Income from discontinued operations (net of income taxes) (b)	257	16	282	38
NET INCOME	$ 353	$ 22	$ 440	$ 108
DILUTED EARNINGS PER SHARE				
Income from continuing operations	$ 1.20	$ .07	$ 1.97	$ .88
Income from discontinued operations	3.19	.20	3.50	.49
Net income	$ 4.39	$ .27	$ 5.47	$ 1.37
AVERAGE COMMON SHARES AND ASSUMED CONVERSIONS	80	80	80	79
SALES				
Functional Ingredients	$ 270	$ 240	$ 486	$ 450
Water Technologies	471	449	921	892
Performance Materials	325	304	650	576
Consumer Markets	491	430	932	830
	$ 1,557	$ 1,423	$ 2,989	$ 2,748
OPERATING INCOME (LOSS)				
Functional Ingredients	$ 41	$ 34	$ 59	$ 61
Water Technologies	27	31	50	70
Performance Materials	3	6	9	14
Consumer Markets	62	69	127	136
Unallocated and other	(11)	(8)	(24)	(22)
	$ 122	$ 132	$ 221	$ 259

(a) The three and six months ended March 31, 2011 and 2010 include a $12 million and $66 million charge, respectively, related to the refinancing and significant extinguishment of debt completed during these periods.

(b) Includes income of $23 million and $46 million for the three and six months ended March 31, 2011, respectively, and $14 million and $25 million for the three and six months ended March 31, 2010, respectively, related to direct results of the Distribution business. Due to its sale, the direct results of this business have been presented as discontinued operations for each period presented in accordance with U.S. GAAP. In addition, the three and six months ended March 31, 2011 include a gain of $231 million related to Ashland's sale of its Distribution business.

Ashland Inc. and Consolidated Subsidiaries   Table 2
CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions - preliminary and unaudited)

		March 31 2011		September 30 2010
ASSETS				
Current assets				
Cash and cash equivalents	$	1,129	$	417
Accounts receivable		1,142		1,115
Inventories		534		447
Deferred income taxes		112		112
Other assets		57		49
Held for sale (a)		-		693
		2,974		2,833
Noncurrent assets				
Auction rate securities		22		22
Goodwill		2,142		2,148
Intangibles		1,088		1,111
Asbestos insurance receivable		440		459
Deferred income taxes		336		336
Other assets		640		514
Held for sale (a)		2		270
		4,670		4,860
Property, plant and equipment				
Cost		3,079		3,096
Accumulated depreciation and amortization		(1,311)		(1,258)
		1,768		1,838
Total assets	$	9,412	$	9,531
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Short-term debt	$	42	$	71
Current portion of long-term debt		19		45
Trade and other payables		708		727
Accrued expenses and other liabilities		541		523
Held for sale (a)		-		321
		1,310		1,687
Noncurrent liabilities				
Long-term debt (noncurrent portion)		846		1,108
Employee benefit obligations		1,191		1,372
Asbestos litigation reserve (noncurrent portion)		813		841
Deferred income taxes		173		145
Other liabilities		582		575
		3,605		4,041
Stockholders' equity		4,497		3,803
Total liabilities and stockholders' equity	$	9,412	$	9,531

(a) September 30, 2010 primarily relates to assets and liabilities of the Distribution business that qualified for held for sale classification in accordance with U.S. GAAP.

Ashland Inc. and Consolidated Subsidiaries   Table 3
STATEMENTS OF CONSOLIDATED CASH FLOWS
(In millions - preliminary and unaudited)

	Six months ended March 31	
	2011	2010
CASH FLOWS (USED) PROVIDED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS		
Net income	$ 440	$ 108
Income from discontinued operations (net of income taxes)	(282)	(38)
Adjustments to reconcile income from continuing operations to cash flows from operating activities		
Depreciation and amortization	143	141
Debt issuance cost amortization	19	74
Deferred income taxes	(34)	54
Equity income from affiliates	(7)	(12)
Distributions from equity affiliates	3	6
Gain from sale of property and equipment	(2)	(3)
Stock based compensation expense	9	7
Stock contributions to qualified savings plans	13	13
Net (gain) loss on acquisitions and divestitures	(21)	5
Loss on early retirement of debt	-	4
Gain on auction rate securities	-	(1)
Change in operating assets and liabilities (a)	(204)	(110)
	77	248
CASH FLOWS (USED) PROVIDED BY INVESTING ACTIVITIES FROM CONTINUING OPERATIONS		
Additions to property, plant and equipment	(52)	(59)
Proceeds from disposal of property, plant and equipment	4	11
Purchase of operations - net of cash acquired	(5)	-
Proceeds from sale of operations or equity investments	40	60
Proceeds from sales and maturities of available-for-sale securities	-	85
	(13)	97
CASH FLOWS (USED) PROVIDED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS		
Proceeds from issuance of long-term debt	11	300
Repayment of long-term debt	(299)	(773)
(Repayment of)/proceeds from short-term debt	(29)	317
Debt issuance costs	-	(12)
Cash dividends paid	(24)	(12)
Proceeds from exercise of stock options	2	4
Excess tax benefits related to share-based payments	1	1
	(338)	(175)
CASH (USED) PROVIDED BY CONTINUING OPERATIONS	(274)	170
Cash (used) provided by discontinued operations		
Operating cash flows	5	(17)
Investing cash flows	979	(4)
Effect of currency exchange rate changes on cash and cash equivalents	2	(2)
INCREASE IN CASH AND CASH EQUIVALENTS	712	147
Cash and cash equivalents - beginning of year	417	352
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 1,129	$ 499
DEPRECIATION AND AMORTIZATION		
Functional Ingredients	$ 47	$ 51
Water Technologies	41	46
Performance Materials	35	24
Consumer Markets	18	18
Unallocated and other	2	2
	$ 143	$ 141
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT		
Functional Ingredients	$ 19	$ 25
Water Technologies	14	11
Performance Materials	6	7
Consumer Markets	8	9
Unallocated and other	5	7
	$ 52	$ 59

(a) Excludes changes resulting from operations acquired or sold.

Ashland Inc. and Consolidated Subsidiaries   Table 4
INFORMATION BY INDUSTRY SEGMENT
(In millions - preliminary and unaudited)

	Three months ended March 31		Six months ended March 31	
	2011	**2010**	**2011**	**2010**
FUNCTIONAL INGREDIENTS (a)				
Sales per shipping day	$ 4.3	$ 3.8	$ 3.9	$ 3.6
Metric tons sold (thousands)	42.8	41.9	81.3	79.3
Gross profit as a percent of sales	33.7%	34.9%	32.6%	34.3%
WATER TECHNOLOGIES (a)				
Sales per shipping day	$ 7.5	$ 7.1	$ 7.4	$ 7.1
Gross profit as a percent of sales	31.3%	34.5%	31.5%	35.5%
PERFORMANCE MATERIALS (a)				
Sales per shipping day	$ 5.2	$ 4.8	$ 5.2	$ 4.6
Pounds sold per shipping day	4.4	4.4	4.4	4.2
Gross profit as a percent of sales	12.0%	16.5%	13.3%	17.4%
CONSUMER MARKETS (a)				
Lubricant sales (gallons)	44.8	43.7	85.3	83.9
Premium lubricants (percent of U.S. branded volumes)	32.5%	29.6%	31.4%	29.0%
Gross profit as a percent of sales	29.3%	33.0%	30.0%	33.4%

(a) Gross profit as a percent of sales is defined as sales, less cost of sales divided by sales.

Ashland Inc. and Consolidated Subsidiaries
RECONCILIATION OF NON-GAAP DATA - INCOME (LOSS) FROM CONTINUING OPERATIONS
(In millions - preliminary and unaudited)

Table 5

Three Months Ended March 31, 2011

	Functional Ingredients	Water Technologies	Performance Materials	Consumer Markets	Unallocated & Other	Total
OPERATING INCOME (LOSS)						
Accelerated depreciation	$ -	$ -	$ (6)	$ -	$ -	$ (6)
All other operating income	41	27	9	62	(11)	128
Operating income	41	27	3	62	(11)	122
NET INTEREST AND OTHER FINANCING EXPENSE						
Accelerated amortization of debt issuance costs					(12)	(12)
All other net interest and other financing expense					(27)	(27)
					(39)	(39)
INCOME TAX (EXPENSE) BENEFIT						
Release of valuation allowances					45	45
Repatriation of proceeds from AD sale					(6)	(6)
Other key items					6	6
All other income tax expense					(32)	(32)
					13	13
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 41	$ 27	$ 3	$ 62	$ (37)	$ 96

Three Months Ended March 31, 2010

	Functional Ingredients	Water Technologies	Performance Materials	Consumer Markets	Unallocated & Other	Total
OPERATING INCOME (LOSS)	$ 34	$ 31	$ 6	$ 69	$ (8)	$ 132
NET INTEREST AND OTHER FINANCING EXPENSE						
Accelerated amortization of debt issuance costs					(62)	(62)
Loss on early debt retirement					(4)	(4)
All other net interest and other financing expense					(37)	(37)
					(103)	(103)
NET LOSS ON DIVESTITURES						
Medicare Part D accrual for MAP retirees					(5)	(5)
INCOME TAX EXPENSE						
Medicare Part D deferred tax accrual					(14)	(14)
All other income tax expense					(4)	(4)
					(18)	(18)
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 34	$ 31	$ 6	$ 69	$ (134)	$ 6

Ashland Inc. and Consolidated Subsidiaries   Table 6
RECONCILIATION OF NON-GAAP DATA - FREE CASH FLOW
(In millions - preliminary and unaudited)

Free cash flow	Three months ended March 31		Six months ended March 31	
	2011	**2010**	**2011**	**2010**
Total cash flows provided by operating activities from continuing operations	$ 114	$ 193	$ 77	$ 248
Less:				
Additions to property, plant and equipment	(30)	(38)	(52)	(59)
Cash dividends paid	(12)	(6)	(24)	(12)
Free cash flows	$ 72	$ 149	$ 1	$ 177

Ashland Inc. and Consolidated Subsidiaries   Table 7
RECONCILIATION OF NON-GAAP DATA - ADJUSTED EBITDA
(In millions - preliminary and unaudited)

	Three months ended March 31	
Adjusted EBITDA - Ashland Inc.	**2011**	**2010**
Operating income	$ 122	$ 132
Add:		
Depreciation and amortization (a)	64	67
Key items (see Table 5)	6	-
Adjusted EBITDA	$ 192	$ 199
Adjusted EBITDA - Ashland Aqualon Functional Ingredients		
Operating income	$ 41	$ 34
Add:		
Depreciation and amortization	23	24
Key items (see Table 5)	-	-
Adjusted EBITDA	$ 64	$ 58
Adjusted EBITDA - Water Technologies		
Operating income	$ 27	$ 31
Add:		
Depreciation and amortization	20	21
Key items (see Table 5)	-	-
Adjusted EBITDA	$ 47	$ 52
Adjusted EBITDA - Performance Materials		
Operating income	$ 3	$ 6
Add:		
Depreciation and amortization (a)	11	12
Key items (see Table 5)	6	-
Adjusted EBITDA	$ 20	$ 18
Adjusted EBITDA - Consumer Markets		
Operating income	$ 62	$ 69
Add:		
Depreciation and amortization	9	9
Key items (see Table 5)	-	-
Adjusted EBITDA	$ 71	$ 78

(a) Depreciation and amortization for the three months ended March 31, 2011 excludes $6 million of accelerated depreciation, which is displayed as a key item within this table.